SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, Colorado 80111

Telephone: 1-303 292-3883

Facsimile: 1-303 296-8880

hfs@schlueterintl.com

February 18, 2025

VIA EDGAR

Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	BeLive Holdings
Amendment No. 6 to Registration Statement on Form F-1 Filed on January 21, 2025 File No. 333-280739

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 7 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated February 6, 2025, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement. For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 7 also has been revised to reflect an increase in the amount of the offering and revisions to the underwriter’s compensation.

Amendment No. 6 to Registration Statement on Form F-1

Exhibit Index, page II-1

1.	Please have your Independent Registered Public Accounting Firm update its consent.

Response:

The Exhibit Index has been revised to reflect that an updated consent from our Independent Registered Public Accounting Firm is attached as Exhibit 23.1.

2.	Please revise to reference the appropriate company in the explanatory note.

Response:

The explanatory note has been revised. See page 2.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to this filing, please do not hesitate to contact me at (303) 868-3382 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 907-4842 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Chia Lei Kuan of Onestop Assurance PAC at +65 9499 3768 (email: leikuanchia@one-stop-ca.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	BeLive Holdings
R.F. Lafferty & Co., Inc.
Lucosky Brookman LLP
Onestop Assurance PAC